February 21, 2007

Mr. Kevin Woody
Accounting Branch Chief
United States
Security and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Caribbean American Health Resorts, Inc., File No. 000-15243, Form 10-K for Fiscal Year Ended December 31, 2005, Filed July 17, 2007

Dear Sir,

In response to the above comment letter, the information is as follows:

Item 7. Financial Statements

1.	Organization and summary of significant accounting policies, page 17

1.	We note that you recognized approximately $67,000 in revenue during 2005. Tell us, and revise your filing to include a discussion of the source of this revenue and your revenue recognition policies.

It should be noted that while we did have revenues in 2005, revenues from this product line are not our primary goal nor is considered material in relation to the financial statements taken as a whole. They are meant to augment our other revenues, once we develop our health resort facilities.  However, we will include additional discussion of the source of this revenue and a revenue recognition policy in future filings.

Exhibit 31.1

2.
We note that your certifications deviate in several instances from the form of the certification as outlined in Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, revise your certifications in future filings to eliminate the title of the certifying individual from the beginning of the certification and eliminate the word “annual” from the phrase “annual report” in paragraphs 2 and 5 of the certification. in addition, please ensure that your certifications matches the exact form of the certification outlined in Exchange Act Rules 13a-14(a) and 15d-14(a) in future filings.

We note your comment and will make appropriate changes in our 2007 10-K filing.

The corrected and proper forms will be completed with amended filings. CAHR, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any further information needed, please call me 310.278.3108.

Regards,

/s/  Hal Martin
Hal Martin, CEO
Caribbean American Health Resorts, Inc.